Invest in Stay Clean

We are a cloud-based telemedicine program and community for addiction treatment



 🐦 f 📷 **STAYCLEAN.COM** LOUISVILLE KY | Software | Alcohol | Technology | Minority Owned | Healthcare |

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Why you may want to invest in us...

1. Only 12% of 27 million addicts and addicts get treatment costing the nation $442 billion annually

2. 215 million "codependents" are also dramatically underserved

3. Leadership is very experienced in recovery, treatment and health care management

4. Stay Clean is the only, comprehensive treatment and recovery community

Why investors ❤ us

WE'VE RAISED $75,000 SINCE OUR FOUNDING

First I believe in the mission and the founder of this company. He has assembled a group of proven successful men around him. Because of situations within my family with addiction I am painfully aware of the challenges a family and the addict faces. The addict is challenged as it is a life long disease and their never is enough beds or counselors. The App will give them a contact to help them when others cannot be there.

William Howard CEO Fastline Media Group

LEAD INVESTOR   INVESTING $25,000 THIS ROUND & $50,000 PREVIOUSLY

Our team

 **Michael Coleman**
President and Founder
20 year career as firefighter and EMT

 **Gene Gilchrist**
Chief Executive Officer
Senior Management Officer for $800 million academic health center
in 🐦

 **Kevin Pangburn**

Kevin Pangburn
Chief Clinical Officer
Leadership in 6,000 bed treatment program in corrections

Downloads

📄 Stay Clean Wefunder Deck 20 12 22.pdf

The Stay Clean Story



Addiction in its many forms has been with us for millenia. Literally, from the beginning of the country addiction to alcohol and drugs has been an issue high in the national conscience. Temperance organizations, church groups, political movements, medical treatments were all a part of an effort to control alcohol and to a lesser extent drug use. In 1935, in Akron, two men suffering from alcoholism started Alcoholics Anonymous and AA and its many offspring have been a godsend to millions. Yet, 85 years later **only 12% of the 27 million alcoholics and drug addicts ever receive any form of treatment** -- AA, NA, counseling, rehab. **Only 6% are in recovery** from their disease. The situation for their loved ones, the codependents, is worse yet.



Mike Coleman had a vision about changing access to recovery. A career fire fighter, an alumnus of The Healing Place in Louisville, Mike went out on an EMT call to administer

narcan to overdose victims far too many times. He had access to life saving treatment, so why should it be that far too often these victims do not? Something needs to change!


The Professional Team
Empowering Recovery Online
Kevin Pangburn, MFT, LCADC
Chief Clinical Officer
30+ years clinical experience
Michael Coleman, EMT
President and Founder
20 years EMT service
Gene Gilchrist, Ph.D.
Chief Executive Officer
20+ leadership in academic health centers
Chip Norton
Chief Business Development Officer
20+ Business Development
110 years collective recovery

Mike knew that as a career member of the uniformed services he needed a team to help him fulfill that vision. He found a clinician thirty years in service, who had been part of building a 6,000 bed treatment organization, a career health care executive, and a colleague who had a long history in business technology.


Treatment Process
Empowering Recovery Online
STAY CLEAN
Marketing
Initiation
Therapeutic
Families Internet
Unsolicited
Employers
unsolicited approach from web
Community
Treatment Plan
Stay Clean
• Web Page
• Call
• Email
• Text
Initiation/Response
• Not condition specific
• Not therapeutic
• Guiding
• Therapy Bias
Peer Specialist
• Not condition specific
• Not therapeutic
• Guiding
Clinical 1
• Introductory
• Assessment
Clinical 2 Exploration
Clinical 3
Clinical 4
Clinical n
Therapeutic Domain

Today we have a private, secure (HIPAA), telemedicine system that will support face-to-face clinical service to anyone - alcoholic, addict, codependent - who wants to get better. All of the counselors on that system are highly trained, experienced and state licensed. Our new community members have access to recovery meetings many times a day and an online community where they share their experience, strength and hope 24X7.

Our Vision

Our vision is that everyone who wants treatment, gets treatment. Everyone who wants to be clean and sober, everyone who wants to reframe their relationship has the opportunity to be well. Treatment works! Recovery is possible! Today there are millions of alcoholics, addicts, codependents living full and active lives. Our mission is to help people achieve that recovery.

The Plan

We have a HIPAA protected, private, telemedicine platform where we offer alcoholics, addicts and their loved ones clinical treatment from the privacy of their homes at highly reasonable rates. The service is staffed by clinicians with the highest certification offered by their State of residence. We also have on-line recovery meetings, 24 hour text messaging and community blog, and life skills. WE have business-to-business plans for providing on site drug testing and treatment and there are several clients in the pipeline. We have internet marketing and social media efforts already underway. We are going to make this work in a sustainable, for-profit company that does good for the 250 million people suffering (addicts and codependents) and does well as a company.

Investor Q&A

+ EXPAND ALL

What does your company do? ⌄

Stay Clean offers cloud-based addiction treatment via a HIPAA secure telemedicine platform, with highly certified clinicians, self-guided life skill tutorials, and and an on-line recovery community

Where will your company be in 5 years? ⌄

We intend to grant access to treatment for every addict and codependent who wants it

Why did you choose this idea? ⌄

There are 27 million addicts and alcoholics, and 215 million codependents and only 12% ever encounter treatment and only 6% achieve continuing recovery

Why will Stay Clean succeed? ⌄

The founding team has achieved 110 years of personal recovery, they have managed an $800 million health care organization, developed and managed a 6,000 bed treatment program. They have walked the walk and they know what they are doing